[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Re:	Becton, Dickinson and Company
Registration Statement filed on Form S-4 File No. 333-203013 Filed March 26, 2015

Dear Messrs. Ingram and Pano and Ms. Anderson:

We have been asked by Becton, Dickinson and Company (the “Company”) to provide the following supplement to the Company’s response letter, dated April 9, 2015, as supplemented by their letter, dated April 13, 2015, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated April 8, 2015 (the “Comment Letter”), as supplemented by oral comments received from the Staff on April 10, 2015, relating to the Registration Statement on Form S-4 (the “Form S-4”) filed by the Company on March 26, 2015, as amended by Amendment No. 1 to Form S-4, filed by the Company on April 9, 2015, including the prospectus, dated April 9, 2015 (the “Prospectus”), forming a part thereof. This supplemental letter is delivered in response to additional oral comments, received from the Staff on April 16, 2015, with respect to Question 2 of the Comment Letter, reproduced in italics below to facilitate your review. The heading and numbered paragraph of this supplemental letter correspond to the heading and numbered paragraph contained in the Comment Letter. Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Form S-4.

Q: What are the consequences of not participating in the exchange offers and consent solicitations at all?, page 2

1.

We noticed the disclosure that “if the proposed amendments to the CareFusion Indentures have been adopted, the amendments will apply to all CareFusion Notes that are not acquired in the exchange offers, even though the holders of those CareFusion Notes did not consent to the proposed amendments” and that “[t]hereafter, all such CareFusion Notes will be governed by the relevant

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

CareFusion Indenture as amended by the proposed amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities…” The consent solicitation regarding the proposed amendments to the indentures, and the amendments themselves, if adopted, appear to constitute the offer and issuance of a new security, respectively. The solicitation that seeks to modify the indentures and corresponding potential subsequent issuance of securities without the cited protections, however, have not been transactions registered under the Securities Act of 1933. Please provide us with a legal analysis as to whether or not the consent solicitation and proposed changes if implemented constitute the offer and sale of a new security.

As noted in the prior letters of the Company, we have considered whether the consent solicitations regarding the proposed amendments (the “Proposed Amendments”) to the CareFusion Indentures governing the CareFusion Notes or the Proposed Amendments themselves, if implemented, constitute an offer or sale of a new security, and concluded they do not.

The Proposed Amendments represent modifications of certain contractual provisions, made in accordance with the procedures provided for in the CareFusion Indentures and the existing terms of the CareFusion Notes with the requisite consent of holders of a majority in aggregate principal amount of the notes. The impact of the Proposed Amendments should be viewed in the context of the Company’s overall capital structure, with the issuer of the CareFusion Notes being a newly acquired wholly-owned subsidiary of the Company, an investment-grade company historically rated higher than the issuer. As a practical matter, holders should view changes to the covenants of the issuer as less significant than if such changes were made to securities of an issuer that was not a wholly-owned subsidiary of an investment grade issuer.

In Abrahamson v. Fleschner,1 the Second Circuit set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities.2 Courts have clarified that the significance of a change in the nature of an investment “turns on whether the change in the risk is ‘significant’” and should be balanced against the likelihood of the anticipated risk occurring.3 Another important consideration for the significance of a change focuses on whether or not such proposed changes are adverse to the holders. Changes which are deemed beneficial to a holder will not constitute the sale of a new

[1]	See Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977)
[2]	See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997).
[3]	Id.

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

security.4 A purchase or sale of a new security can also arise “when the nature and the term of an investors involvement in a business enterprise are substantially altered by the creation of new rights or obligations.”5 Certain courts have also looked to the “economic reality of the transaction” and found “nominal” changes did not cause the instrument to be a new security.6

Transactions that courts have found to constitute significant changes in the nature of the investment include radical alterations to the existing corporation such as a major corporate restructuring, mergers, where stockholders are left with an investment in a different entity, and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt.7 Here, the Proposed Amendments do not, either individually or taken together, constitute such significant change in the nature of the investment or in the investment risks as to amount to a new investment that rise to the offer and sale of a new security.

•	The first Proposed Amendment would eliminate the issuer’s obligation to deliver an annual certificate to the trustee of the CareFusion Notes (the “Trustee”) certifying to the issuer’s compliance with the conditions and covenants of the CareFusion Indentures. This is a nominal change that does not impose a detriment to the holders; indeed the issuer is still required to notify the Trustee of an event of default upon its failure to comply with the covenants or other provisions of the CareFusion Indentures.

•	Similarly, the second Proposed Amendment that would allow the issuer to provide the financial statements and reports of its publicly listed parent (the Company) in lieu of its own, is also not a significant change rising to the level of a new investment. By permitting the delivery of the reports of the Company, the issuer will avoid the issuer’s obligation and expense of maintaining staff and procedures to prepare standalone financial statements and retaining accountants to perform customary audit functions for such financial statements. The holders of the CareFusion Notes may also find the financial statements of the entire enterprise helpful as the business of CareFusion is highly integrated in the overall operation.

•	The third and fourth Proposed Amendments would eliminate the limitations on the incurrence by the issuer or its restricted subsidiaries of secured indebtedness and sale—leaseback transactions. While the issuer is no longer constrained by the CareFusion

[4]	See Browning Debenture Holders’ Committee v. DASA Corporation, 1975 WL 387 (S.D.N.Y. 1975) (holding that a reduction in the conversion price of outstanding notes did not constitute the sale of a new security because the reduction was beneficial to the note holders); compare to S.E.C. v. Associated Gas & Electric Co., 99 F.2d 795 (2nd Cir. 1938) (holding that the extension of the maturity date of the notes increased the risk to the note holders and therefore was the sale of a new security).
[5]	See Ingenito v. Bermec Corp., 376 F.Supp. 1154, 1181 (S.D.N.Y. 1974).
[6]	See Keys v. Wolfe, 709 F.2d 413, 417 (5th Cir. 1983) (citing Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982)).
[7]	See Gelles v. TDA Industries, 44 F.3d 102, 105 (2d Cir. 1994); Allard v. Arthur Andersen & Co., 957
F.Supp.	409, 420 (S.D.N.Y. 1997) (internal citations omitted).

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

Indentures, it is deemed a “restricted subsidiary” under the indenture governing the Company’s outstanding notes that contain restrictions similar to the ones eliminated by the Proposed Amendments. Accordingly, the changes made by the third and fourth Proposed Amendments would not have any significant practical effect on the capital structure or liquidity of the issuer as it would remain constrained by the covenants of the Company’s outstanding indenture.

•	The fifth and sixth Proposed Amendments would eliminate the limitations on the change of control and consolidation, merger and sale of assets of the issuer. These changes, while potentially significant in the context of a standalone public company (as the issuer was during the initial issuance of the CareFusion Notes), are not now significant to the holders, taken in the context of the issuer being a wholly-owned subsidiary of an investment grade parent. As a wholly-owned subsidiary of the Company, the issuer now also has access to additional support from the Company, including cost savings and transaction synergies, that the issuer did not have when the CareFusion Indentures were first negotiated with the holders. Thus the likelihood of the issuer not being able to meet its payment obligations, even with the implementation of the Proposed Amendments, is more remote than at the time the CareFusion Notes were originally issued.

•	The seventh and final Proposed Amendment would eliminate as an event of default the issuer’s default under its other debt obligations. This change is not significant because of the low likelihood of an actual increase in the investment risk in the holders’ investment. As disclosed in the Prospectus, the Company is conducting its exchange offer for the CareFusion Notes to “simplify its capital structure.” As further disclosed in the Prospectus, the Company would have total debt of approximately $12 billion, while its subsidiaries would have total debt of approximately $14 million, in addition to any CareFusion Notes that remain outstanding after consummation of the exchange offers and consent solicitations. Thus the protection this event of default would have provided the holders of the CareFusion Notes would not have been significant even if it were restored, given the preference of the Company to have a simplified capital structure with indebtedness concentrated at the parent level.

Accordingly, the Proposed Amendments are either beneficial, have a nominal effect in the context of this transaction or offer an insignificant reduction in the protection of the holders of the CareFusion Notes. The Proposed Amendments also do not create any new rights or obligations and preserve the economic reality of the transaction (specifically the financial terms such as interest rate, interest payment dates, maturity dates, optional redemption provisions, ranking and obligations to pay principal and interest) and should not, individually or taken together, be considered a significant change in the nature of the investment or in the investment risks in the CareFusion Notes or constitute an offer or sale of a new security.

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

In addition, the Staff has consistently avoided reclassifying consensual modifications to the terms of a contract as substantial changes to the nature of the security.8 Staff no-action letters have permitted modifications of covenants restricting dividends, stock repurchases and other payments,9 covenants governing the incurrence or maintenance of indebtedness,10 covenants to maintain minimum net worth,11 covenants restricting dispositions of assets or sale and leaseback transactions12 and covenants requiring an issuer to comply with certain laws.13 Notably, the Staff has also taken a no-action position, without passing upon the question of whether there is a new security, with respect to an increase to the interest rate and broad modifications of nearly every covenant in a particular indenture, including the modifications of covenants limiting incurrence of secured debt, limiting funded debt of restricted subsidiaries, limiting financing leases, restricting asset dispositions and restricting consolidation, merger or sale of substantially all assets, where the request asserted that such amendments “constitute only a modification of contractual provisions contained in the Indentures, made in accordance with the procedures provided in the Indentures [and while] certain covenants would be amended and the interest rates increased, no change would be made in the maturity dates or in the priority of the Notes or the Debentures.”14

Here, the CareFusion Indentures provide, and the prospectus disclosure for the original issuances of the CareFusion Notes discloses, that such indentures may be amended, with the consent of holders of at least a majority in aggregate principal amount of the notes, to change or eliminate covenants (except for financial terms, such as the interest rate, interest payment dates, maturity date, optional redemption provisions and obligation to pay). Thus, the Proposed Amendments represent modifications of certain contractual provisions, made in accordance with

[8]	This position is consistent with existing caselaw. See Browning Debenture Holders’ Committee v. DASA Corporation, supra n.4 (holding that, because the amendment to the terms of the indenture was accomplished in the manner contemplated by and expressly provided for at the time the securities were issued, the change did not result in the offer and sale of a new security).
[9]	See, e.g., Susquehanna Corp., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (modification of covenant restricting “stock payments”); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (modification of covenant restricting dividends and other payments to permit repayment of $170 million of contributions to corporate parent); Lockheed Aircraft Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 231, at *5-*6 (Jan. 14, 1975) (modification of stock repurchase limitations in connection with financial restructuring).
[10]	See, e.g., Eaton Corp., (Dec. 30, 1980), supra; J. Ray McDermott & Co., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3418, at *3 (Sept. 10, 1979) (modification of covenants which limit funded indebtedness).
[11]	See, e.g., Tennessee Forging Steel Corp., supra, at *4 (waiver of covenant to maintain consolidated net worth).
[12]	See, e.g., Eaton Corp., SEC No-Action Letter, 1979 SEC no-Act. LEXIS 3315, at *2 (Aug. 27, 1979) (modification of covenant restricting sale and leaseback transaction).
[13]	See, e.g., Columbus and S. Ohio Elec. Co., SEC No-Action Letter, 1973 SEC No-Act. LEXIS 1464, at *1 (Feb. 9, 1973) (elimination of covenant requiring compliance with federal and state laws).
[14]

See, e.g., Time, Inc., SEC No-Action Letter, 1983 SEC No-Act. LEXIS 3061, at *1 (Aug. 12, 1983) (modifications of covenants limiting incurrence of secured debt, limiting funded debt of restricted subsidiaries, limiting financing leases, restricting asset dispositions and restricting consolidation, merger or sale of substantially all assets; SEC staff stated that it did not pass on new security question).

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

the procedures provided for in the CareFusion Indentures and the existing terms of the CareFusion Notes with the requisite consent of holders of a majority in aggregate principal amount of the notes and thus do not increase the investment risk of the CareFusion Notes. Any risk that could be attributable to such amendments was inherent to the investment in the CareFusion Notes at the time of original issuance, given that such modifications were always within the contractual rights of the issuer and holders to implement. As such, the Proposed Amendments do not introduce additional risk to the investment in the CareFusion Notes even if such modifications were themselves deemed to be adverse to the holders. Further, as previously discussed, none of the modifications alters the basic financial terms, basic nature or economic substance of the existing CareFusion Notes. The CareFusion Notes will retain the same interest rate, interest payment dates, maturity dates, optional redemption provisions, ranking and obligations to pay principal and interest as originally in effect prior to the implementation of the Proposed Amendments.

In accordance with the foregoing, based on the particular facts and circumstances of the exchange offers and consent solicitations, considered in light of the precedents and market practice, we do not believe the consent solicitations regarding the Proposed Amendments to the CareFusion Indentures governing the CareFusion Notes or the Proposed Amendments themselves, if implemented, constitute an offer or sale of a new security.

Alternatively, even if the consent solicitations and implementation of the Proposed Amendments were deemed to constitute the offer or sale of a new security, such a transaction would be an exchange of securities of the issuer with its existing security holders exclusively and would be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) thereof. Since no person has solicited holders not to tender their CareFusion Notes, the simultaneous conduct of the exchange offers and consent solicitations is irrelevant to the Section 3(a)(9) analysis, and the exemption would be available to the extent there were a deemed sale of a new security of the issuer.

In addition, we note that the Company’s role in the consent solicitations of the CareFusion Notes is not an offer or sale of securities even if the amended CareFusion Notes were deemed to be new securities. Section 2(a)(3) of the Securities Act provides that the “term sale or sell shall include every contract or disposition of a security or interest in a security, for value” and the term “offer to sell, or offer shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”15 The Prospectus

[15]	We note that, Rule 145(a) under the Securities Act, in essence, provides that an “offer” or “sale” of a security occurs when, pursuant to state laws or provisions contained in the company’s certificate of incorporation or similar controlling instruments, security holders vote on or consent to a plan or agreement for a reclassification of securities, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security. We do not believe that Rule 145 under the Securities Act is applicable to amendments of debt securities. Interpreting Rule 145 to be so applicable would seem to go against the intent of the rule, which appears to be directed towards equity reclassifications and business combinations of the type that normally requires

(cont’d)

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

does not include any disclosure or other language declaring the consent solicitations to be an offer of new CareFusion Notes, nor does the Company hold itself out to be the issuer or obligor of the CareFusion Notes or to have the capacity to issue such notes. The Company’s role, as described in the Prospectus, is limited solely to the exchange of its new BD Notes, registered on the Form S-4, and the solicitation of consents to the Proposed Amendments on the issuer’s behalf. Furthermore, the Company is not, nor is any other party involved, soliciting the holders to reject the exchange offers and retain their investment in the CareFusion Notes. The Company’s solicitation is, instead, consistent with its offer of its own BD Notes, which are the subject of the Form S-4. This limited solicitation by the Company does not constitute a registrable transaction under the Securities Act.

We note that a consent solicitation to eliminate or reduce restrictive covenants, without the filing of a Securities Act registration statement for the amended notes, has been a common practice among issuers of debt securities for many years. In the proposed transaction, the Company registered the exchange offers and consent solicitations in a public offering registered on the Form S-4, making the exchange offers and consent solicitations available to all holders of the CareFusion Notes in order to allow each holder to participate in the exchange offers, which would not have been necessary in order to obtain sufficient consents to the Proposed Amendments, but was intended to enable all holders to obtain the benefit of exchange for the improved consolidated credit of the Company. In addition, the holders of the CareFusion Notes have the benefit of the disclosure in the Form S-4 and Prospectus and would not be incrementally protected by the registration of the amended CareFusion Notes beyond what is already disclosed in the Form S-4 and Prospectus. Consequently, there is no public interest concern in this case that would outweigh the above analysis. Rather, the proposed transaction offers holders of the CareFusion Notes the opportunity to migrate their investment to a more favorable position in the consolidated credit of the Company.

Sullivan & Cromwell LLP, counsel to the dealer managers in the exchange offers, has reviewed this letter and authorized us to confirm that they agree with the foregoing analysis and conclusions.

*        *         *

(cont’d	from previous page)
shareholder	approval. Indeed, the Staff in Work Wear Corp. (available on LEXIS, March 11, 1977) agreed to take no action where
an	issuer proposed to commence a consent solicitation, without a registration statement, of senior debentures holders to waive
certain	restrictive covenants in connection with a spin-off and merger transaction, and where the spin-off and merger transaction
itself	was registered on Form S-14 in compliance with Rule 145, repudiating the assertion that Rule 145 applies to the amendment
of	debt securities.

Jonathan Ingram

Michele Anderson

Nicholas P. Panos

Securities and Exchange Commission

April 17, 2015

If you have any questions with respect to the foregoing, please contact me at (212) 735-2439.

Very truly yours,

By:	/s/ Laura Kaufmann Belkhayat
Skadden, Arps, Slate, Meagher & Flom LLP

By:	/s/ Robert Buckholz
Sullivan & Cromwell LLP

cc:	Jeffrey S. Sherman

Becton, Dickinson and Company